SICHENZIA ROSS FRIEDMAN FERENCE LLP

                                                                    September 21, 2006

VIA EDGAR AND FACSIMILE (202) 772-9210
Division of Corporate Finance
Mail Stop 4561
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Charito A. Mittelman, Esq.

Re:	Dynasty Gaming, Inc. (the “Company”) Registration Statement on Form 20-F Amendment No. 1 filed July 28, 2006 (“Form 20-F/A”) File No. #0-52126

Dear Ms. Mittelman:

This letter responds to comments contained in the Staff letter, dated August 25, 2006, addressed to Mr. Albert Barbusci, the Company’s President and Chief Executive Officer, with respect to the Company’s filing of Form 20-F/A.

We have replied below to your comments (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. In view of the Comments and the Company’s responses set forth below, the Company has amended the registration statement accordingly. Where applicable, the revised pages or sections of Amendment No. 2 to Form 20-F (the “Amended Registration Statement”), filed on September 20, 2006, have been referenced.

General

Comment 1:

We note your pending request for confidential treatment. We will review and provide comments on your request separately. Please resolve all comments before requesting acceleration of the effectiveness of this registration statement.

Response 1:

We will resolve all comments before requesting acceleration of the effectiveness of the Amended Registration Statement.

Exchange Rates page 6

Comment 2:

We note the exchange rate conversion information as of May 31, 2006. Please update to provide the exchange rate at the latest practicable date. See Item 3.A.3.(a).

Response 2:

We have updated Item 3.A.3.(a) of the Amended Registration Statement as instructed.

Capitalization and Indebtedness, page 7

Comment 3:

Please update the information in the table pursuant to Item 3.B.

Response 3:

As instructed, we have updated Item 3.B. of the Amended Registration Statement, as of July 31, 2006.

Comment 4:

Please explain further the security on your debt as mentioned in footnote 1. In particular, please explain “moveable hypothec on furniture.”

Response 4:

The answer to this question is no longer applicable, since as of the date of the filing of the Amended Registration Statement, the specific amount indicated in Item 3.B. is Nil.

Comment 5:

Please briefly describe by footnote or otherwise the nature of the $14,881,112 subject to the escrow agreement.

Response 5:

We respectfully note to the Commission that the amount in question is not a dollar amount; rather this refers to the actual quantity of shares - 14,881,112 common shares - that are presently held in escrow. We have provided in footnote 1 on page 7 of the Amended Registration Statement a detailed description as to the nature of the 14,881,112 shares of common stock which are subject to the escrow agreement.

Risk Factors

Comment 6:

Please revise your risk factor subheadings so that each one conveys the risk that you are describing. Currently, many of your subheadings merely state a fact about your business or a general business risk.

Response 6:

We have revised the risk factor subheadings so that each subheading conveys the risk that the Company is describing.

Comment 7:

We note that you have entered an entirely new line of business with the acquisition of Mahjong Systems Limited and Mahjong Development, Inc., and that the new business appears to differ substantially from your prior business of planning and managing events in the field of women’s health. We note further that you retained many of the same executives from your prior business and that Mr. Ian Sherrington, the former President and Director of Mahjong Development, resigned in July of 2006. Please consider adding a risk factor relating to your management teams’ limited experience in the area of online gaming or tell us why you believe a risk factor is not applicable.

Response 7:

We have added a risk factor titled “In connection with our change in business focus, our management team has limited experience in the area of online gaming,” which the Company believes addresses the Commission’s comment.

Risks Related to our Business, page 8

Comment 8:

Please briefly explain the nature of your prior business so that investors can evaluate the magnitude of the change to the new internet gaming development and marketing business. Please also expand to disclose any changes in management or other business structure that may materially impact your operations going forward.

Response 8:

As instructed, we have provided a brief explanation of the Company’s prior business. The Company has previously disclosed the acquisitions of Mahjong Systems Ltd., and Mahjong Development Inc., which it believes to constitute material changes in its business structure, and the primary elements impacting operations going forward.

Government Regulations, page 8

Comment 9:

Revise this risk factor to more clearly state the jurisdictions where you and your licensees currently operate and discuss the risks specific to those jurisdictions. In this regard, please disclose the jurisdictions from which you generate material revenues.

Response 9:

As instructed, we have revised the risk factor titled “New or existing government regulations could prohibit Internet gambling, and therefore adversely affect our business” to more clearly state the jurisdictions where the Company and its licensees currently operate and the risks specific to those jurisdictions. Further, we have disclosed the jurisdictions from which the Company generates material revenues.

Comment 10:

Please tell us why you have discussed the U.S. Patriot Act if you believe that it would not substantially impact your operations, as disclosed in the last paragraph on page 8. Please revise to describe more specifically how the Act would materially impact your business or delete the reference.

Response 10:

In light of the Commission’s comment, we have reconsidered the Company’s disclosure in connection with the U.S. Patriot Act and have deleted the reference accordingly.

Dependence on Key Personnel, page 10

Comment 11:

Please expand your disclosure to identify the key personal upon which the company depends.

Response 11:

We have updated the risk factor titled “Failure to attract and retain key personnel could have a material adverse effect on our business” to identify the key personal upon which the Company depends.

Intellectual Property

Comment 12:

Currently the disclosure in this risk factor is of a general nature that could apply to any company. Please expand the disclosure to describe in more detail the risks associated with the loss of your intellectual property rights/protections.

Response 12:

As instructed, we have expanded the risk factor titled “Foreign or domestic laws may not afford us sufficient protections of our intellectual property” to describe in greater detail the risks associated with the loss of the Company’s intellectual property rights/protections.

Risks Related to our Common Stock

Penny Stock Rules

Comment 13:

Since you currently fall within the exception to the penny stock rules as mentioned in the text, please clarify further why you believe you are at risk of being subject to the penny stock rules.

Response 13:

As instructed, we have clarified the risk factor titled “Though our common stock is currently not subject to Penny Stock rules, it may be subject to Penny Stock rules in the future, which may make it more difficult for the stock to trade on the open market.” Specifically, we have disclosed that our common stock currently falls under an exception to the penny stock rules. However, the Company believes that in the event that it no longer qualifies under said exception, penny stock regulations may reduce the Company’s common stock’s market liquidity.

Business Overview, page 14

Comment 14:

We note your goal of becoming the first-to-market software for “an aggregate player, cash-wager version of Mahjong.” Please expand to explain briefly here what a cash-wager version of Mahjong is and why it is significant to your business. Clearly describe how you will derive revenues from this product.

Response 14:

We have expanded the Company’s Business Overview disclosure set forth on page 14 of the Amended Registration Statement to explain what a cash-wager version of Mahjong is and why it is significant to the Company’s business.

Comment 15:

Please revise first paragraph in this section to describe in more detail the terms of the 12 licensing agreements mentioned and the parties to those agreements.

Response 15:

As instructed, we have revised the paragraph, which is now the 4th paragraph in the Business Overview section, by indicating in greater detail the terms of the 12 licensing agreements mentioned. Specifically, we have revised our disclosure to indicate the parties to those agreements, the signature dates and initial term of the agreements.

Comment 16:

We note a press release dated May 15, 2006 relating to a letter of intent with Beijing Junnet Union Science and Technology LC covering the promotion, marketing and distribution of Mahjong prepaid cards in China. Please tell us the status of your relationship, or any binding agreement entered into, with Beijing Junnet.

Response 16:

We have updated the disclosures set forth on page 17 of the Amended Registration Statement to explain the status of the Company’s relationship with Beijing Junnet, as instructed.

Potential Markets, page 15

Comment 17:

Please provide support for the growth of internet gaming data provided on page 15 and in your Trend Information section on page 26, marking the portions of any materials provided that support the statements made in your document. Include materials supporting your statement that internet poker earns in excess of $4,000,000 per day.

Response 17:

We have provided support for the growth of internet gaming data provided on page 15 and in the Company’s Trend Information section on page 26.

Comment 18:

We refer to your statement that MSL principals have nearly a decade of internet gaming experience. Please identify the individuals you are referring to and briefly describe their experience.

Response 18:

We have identified the MSL principals we referred to and briefly described their experience.

Comment 19:

We note your reference to “strategic partnerships” with the entities mentioned in the table. Please describe further the nature of those partnerships, including the responsibilities of each party and the terms and duration of your agreements with those entities as described in the related agreements filed as exhibits. Please also explain how you derive revenue from these partnerships specifically. Finally, if you have not entered into actual partnership agreements with these entities, please use a term that more accurately describes the arrangement.

Response 19:

We have revised the Company’s disclosures set forth in Item 4.B. by using the term “strategic relationships,” in order to more accurately describe our arrangement with the entities described under the heading “Potential Markets.” Additionally, we have referenced the reader to Item 10.C. Material Contracts, for further detail regarding these licensing agreements.

Comment 20:

We note your reference to an “agreement in principal” with Microgaming. Please clarify your relationship with this entity. We note a press release issued three months ago on May 16, 2006 announcing that Microgaming agreed to enter into a licensing contract with the company. Please disclose the current status of this agreement.

Response 20:

We have updated this section to disclose that on August 24, 2006, Dynasty Gaming Inc. signed a licensing agreement with Microgaming Software Systems Limited, a copy of which has been appended as Exhibit 4.21 to the Amended Registration Statement.

Mahjong Mania, page 15

Comment 21:

Please revise the second paragraph to clarify, if true, that MSL and MDI are your wholly-owned subsidiaries.

Response 21:

As instructed, we have revised this section to clarify that MSL and MDI are wholly owned subsidiaries of the Company.

Comment 22:

Please describe how the internet domains disclosed on page 15 are utilized in your business and clarify how the use of those domains differs from those listed in the table in your “Potential Markets” sections.

Response 22:

We have revised the Company’s disclosure to describe how the above-mentioned internet domains are utilized in the Company’s business and clarified how the use of those domains differs from those listed in the table in the “Potential Markets” sections.

Comment 23:

We note your statement that DNY is not dependent upon patents or licenses. It is unclear from the current disclosure how you derive revenue, and thus, whether you are dependent on patents or licenses in your business. Please explain to us further how you have concluded that Dynasty Gaming is not dependent on patents or licenses.

Response 23:

We have amended the Company’s disclosure to explain further how the Company has concluded that Dynasty Gaming is not dependent on patents or licenses, and to describe how the Company generates revenue.

Comment 24:

Please explain further the significance to your business of the “Territory of Kahnawake license” and disclose the requirements for maintaining the license.

Response 24:

As instructed, we have updated the Company’s disclosure to explain the significance of the “Territory of Kahnawake license” to the Company’s business and have disclosed the requirements for maintaining this license.

Ho Majiang, page 15

Comment 25:

Please describe further the respective parties’ roles and rights in connection with the joint venture. Please also add a risk factor to discuss the risks in connection with joint ventures, including that you will be bound by the decisions of your co--venturer, that your liabilities may exceed the percentage of your investment, and that you will be affected by your co-venturer’s financial condition.

Response 25:

We have modified this section to describe further the respective parties’ roles and rights in connection with the joint venture. We have also added a risk factor to discuss the risks in connection with joint venture in light of the comment above.

The World Cup of Mahjong. page 16

Comment 26:

Please clarify how you will derive revenue from the joint venture agreement with Ho Group. In addition, please describe in more detail the material terms of the joint venture agreement, including your percentage interest.

Response 26:

As instructed, we have clarified how the Company will derive revenue from the joint venture agreement with the Ho Group. In addition, we have described in more detail the material terms of the joint venture agreement, including the Company’s percentage interest in the joint venture.

Comment 27:

Please tell us where you have filed the joint venture agreement with Ho Group as an exhibit.

Reply 27:

Such an agreement with the Ho Group has not been filed as an exhibit as no such agreement yet exists. We have updated the Company’s disclosure to indicate that in connection with the World Cup of Mahjong, Dynasty Gaming Inc. has agreed to form a company (“Newco2”) with the Ho Group in which both parties will participate equally (50%-50%) in the common equity of the company. Each party will provide 50% of the initial capital of Newco2. The Company is presently in the process of putting this structure together with the Ho Group, as represented in the persons of Angela Ho and Peter Kjaer. The Company hopes to have this structure finalized and initial agreements signed and announced sometime in the month of September 2006.

Marketing Strategy. page 16

Comment 28:

It appears from disclosure on page 34 and in Exhibit 4.19 that Genesis Consulting and Adriaan Brink will play a substantial role in the marketing and licensing of your business in exchange for significant fees and that, as such, information concerning the agreement should be disclosed as part of your marketing strategy. Please revise this section to describe your agreement with Genesis.

Response 28:

We have amended the Company’s disclosure on page 34 to describe the substantial role Genesis Consulting and Adriaan Brink will play in the marketing and licensing of the Company’s business product; we have also described the Company’s agreement with Genesis Consulting and Adriaan Brink, a copy of which is included as Exhibit 4.19 to the Amended Registration Statement.

Comment 29:

The second paragraph under this heading indicates that a portion of commissions will be paid to MSL and that the balance will be divided pro rata between the providing website partners. Please revise to explain what you mean by “pro rata.” Clarify how a pro rata distribution is consistent with the disclosure in the fourth paragraph, which states that the rake share paid to the licensee is determined on an individual basis.

Response 29:

As instructed, we have provided an explanation as to the division of the balance “pro rata” among the website partners. This disclosure is consistent with the fourth paragraph, which states that the rake share paid to the licensee is determined on an individual basis, since that paragraph addresses rake share in connection with the Company’s licensee’s rather than commission derived from Mahjong Mania.

Comment 30:

Please disclose the duration or range of durations for your license agreements. Clarify whether license fees are paid only once or periodically over the term of the agreement, such as annually.

Response 30:

Per your comment, we have disclosed the range of durations in connection with the Company’s licensing agreements. We have also modified the disclosure to clarify that the license fees are paid periodically over the term of the agreement.

Comment 31:

Please revise to clarify how you derive revenues from the sale of prepaid cards.

Response 31:

As instructed, we have revised the disclosure to clarify how the Company will derive revenues from the sale of prepaid cards.

Comment 32:

Refer to the fifth paragraph on page 17. Please revise to clarify whether you have entered into any agreement with Junnet. If so, please describe the terms of the agreement and file the agreement as an exhibit to the registration statement.

Response 32:

As instructed, we have revised to clarify that the Company is presently in negotiations with Junnet regarding a definitive agreement and expects to have this finalized in the near future. The agreement will be between the Company’s local Chinese operating entity, 95Joy, and Junnet.

Operating Results, page 22

Comment 33:

We note that you discussed operating results and provided summary of quarterly results for the quarter ended March 31, 2006 (page 25). Please explain to us how the presentation of this information complies with the disclosure requirements of Instruction 3 to Item 8.A.5 of Form 20-F.

Response 33:

The Company has reconsidered the Company’s disclosure and has amended its summary of quarterly results to provide for the results from the second quarter of 2006.

Comment 34:

Describe the reasons for changes in revenue for the three month period ended March 31, 2006 compared to the three months ended March 31, 2005.

Response 34:

As instructed, we have described the Company’s reasons for changes in revenue for the three month period ended March 31, 2006 compared to the three months ended March 31, 2005, which are set forth in Item 5.A. of the Amended Registration Statement.

In particular, the first quarter of the fiscal year ended December 31, 2005 represented part of the transition period for the Company. CPC Econometrics was the main contributor of revenue. Of the Company’s quarterly revenue of $2.3 million, CPC accounted for almost $2 million, representing 86% of the total. CPC was working on a major contract which ended in December 2005. CPC would continue to generate strong revenue for the balance of 2005 but had no significant contract for 2006 and beyond. The first quarter of 2006 represented the beginning of the Company’s new focus, Mahjong Mania. The lack of revenue from the Mahjong business, which is expected to generate more significant revenue by the fourth quarter of 2006 and the lost contract of CPC caused a serious decline of revenue from quarter one 2005.

Comment 35:

Please disclose the amount of any Revenues generated by CPC Econometrics in the period ended March 31, 2006.

Response 35:

As instructed, we have disclosed the amount of Revenues generated by CPC Econometrics in the period ended March 31, 2006.

Comment 36:

Please tell us how you considered providing a discussion of the causes of material changes in financial statements line items from calendar year 2003 to calendar year 2004. Item 5 of Form 20-F requires a discussion of results of operations for each period covered by the financial statements.

Response 36:

We have expanded the Company’s discussion to include results of operations for each period covered by the financial statements.

Balance Sheet page 24

Comment 37:

Please expand to explain the reason for the significant increase in cash on hand for the period ended March 31, 2006 compared to the three months ended March 31, 2005.

Response 37:

As instructed, we have expanded the Company’s disclosure to explain the reasons for the significant increase in cash on hand for the three months period ended March 31, 2006 compared to the three month period ended March 31, 2005.

Liquidity, page 25

Comment 38:

Please reconcile your statement on page 26 indicating that you have no debt with the information provided in the contractual obligations table on page 28 referencing a total of $249,400 in long-term debt.

Response 38:

As instructed, we have amended the Company’s disclosure to indicate that the Company is adequately funded for its immediate needs and has no significant long-term debt. Of its long-term debt, $232,600 relates to an amount due by MedEvents, a wholly-owned subsidiary of the Company, as further described in Item 3B “Capitalization and Indebtedness.”

Research and Development, Patents and Licenses, Etc., page 26

Comment 39:

Please define “MM back office and/or game functionality” as it is used in the second sentence in this section.

Response 39:

As requested, we have defined “MM,” “back office,” and “game functionality” as it is used in the second sentence in this section. As further elaborated in the Amended Registration Statement, “MM” refers to our Mahjong Mania software. The “back office” refers to that part of the software that captures, records and processes all of the various transactions that occur during the game. The visible part of the software, or the front office, is the site that appears on the Internet; the back office comprises the logic that enables us to run the games (e.g. random number generator) and record each transaction. Lastly, the “game functionality” refers to the features of the Mahjong game itself.

Comment 40:

Please explain the increase in Research and Development costs for 2005.

Response 40:

As instructed, we have provided an additional paragraph in Item 5.C. explaining the increase in Research and Development costs for 2005, and have also provided a chart outlining the Company’s particular costs associated with same.

Trend Information, page 26

Comment 41:

The discussion of industry data is not necessarily indicative of trends in the performance and operating results of your company. Please revise to reduce the discussion of growth in the internet industry and explain specifically how trends in the industry are reasonably likely to have a material impact on your results of operations.

Response 41:

As instructed, we have revised this section to explain specifically how trends in the industry are reasonably likely to have a material impact on the Company’s results of operations.

Comment 42:

In light of the disclosure on pages 17-19, please disclose briefly the governmental regulations and/or laws that may materially impact your business going forward.

Response 42:

As instructed, we have briefly disclosed the governmental regulations/laws in Item 5.D. that may materially impact the Company’s business going forward.

Directors, Senior Management and Employee, page 28

Comment 43:

We refer to Adriaan Brink’s biographical information. Please expand to disclose the dates that he served in the positions disclosed. Please further describe his position with Dynasty Gaming. We note in the compensation table on page 31 references to sales commissions and consulting fees paid to Mr. Brink and additional related disclosure on page 34.

Response 43:

As instructed, we have revised the disclosures set forth in the Adriaan Brink’s biographical information to disclose the dates that he served in the positions disclosed. We have also further described his position with the Company.

Compensation, page 30

Comment 44:

Please expand to explain the “Other Annual Compensation” paid to David Wolk.

Response 44:

As instructed, we have provided an explanation in Item 6.B. as to “Other Annual Compensation” paid to David Wolk.

Comment 45:

We refer to footnote 2 to the table. Please explain the type of consulting services provided by Vision 2011 in return for the $10,000Cdn per month. Provide similar disclosure for the consulting services mentioned in footnote 3.

Response 45:

We have revised footnotes 2 and 3 in the Compensation Table on page 31 of item 6.B. so as to more clearly identify that Ms. Lemieux and Mr. Brink’s fees were paid directly to their respective operating companies, rather than to them individually.

Comment 46:

Please revise the table to include amounts paid to each director for their attendance at board meetings in 2005, as indicated in footnote 5 to the table.

Response 46:

We have revised the table to disclose that the Company’s directors did not receive any director compensation for 2005; the directors commenced receiving a director attendance fee in the amount of $1,000 starting in February 2006. Accordingly, we have revised the table to disclose that the fees paid to David Wolk during the fiscal year ended December 31, 2005, were paid to him for his services as a communications consultant.

Comment 47:

We refer to footnote l to the compensation table on page 32. Please include Mr. Billings in the table, or tell us why you have omitted him. We note that the table reflects option exercises as of May 31, 2006. Also, please clarify how Mr. Billings obtained the options to purchase 500,000 shares of the company’s stock, if those options were acquired other than through your incentive stock option plan.

Response 47:

As instructed, we have included Mr. Billings in the table on page 32. Mr. Billings obtained the options to purchase 500,000 shares of the Company’s stock through our Company’s incentive stock option plan.

Termination of Employment Change in Responsibilities and Employment Contracts, page 33

Comment 48:

We refer to the employment agreements disclosure related to Albert Barbusci and Mark Billings. Please describe the circumstances under which the respective employment agreements may be terminated and disclose the terms of all non-competition provisions Explain further the terms for additional benefits, including the stock options, participation in benefits and plans as defined in the employment agreement and quantify where possible.

Response 48:

Per your comment, we have revised the Company’s disclosure related to Albert Barbusci and Mark Billings to describe the circumstances under which the respective employment agreements may be terminated and the terms of all non-competition provisions. We have explained further the terms for additional benefits, including the stock options, participation in benefits and plans as defined in the employment agreement and have quantified where possible.

Comment 49:

Please revise to clarify Mr. Barbusci’s ownership interest in Cadence, if any. Provide similar disclosure with respect to Mr. Brink’s ownership interest in Genesis.

Response 49:

As instructed, we have revised our disclosure to clarify Mr. Barbusci’s ownership interest in Cadence, as well as Mr. Brink’s ownership interest in Genesis.

Comment 50:

We refer to the consulting agreement with Genesis Consulting and Adriaan Brink:

▪
the additional bonus amounts owed to Genesis Consulting in the event consolidated revenues for MSL and MDL exceed $4 million as described in Section 3.5 of the consulting agreement filed as Exhibit 4.19;

▪	further details relating to the option entitlements and how they are granted under the agreement;

▪	the term of the agreement and the notice requirements in the event of a material breach as specified in section 6.4 of Exhibit.4.19.

▪	the last sentence of the first paragraph on page 34 to explain further the significance of this provision.

Response 50:

As instructed, we have amended our disclosures with respect to the consulting agreement with Genesis Consulting and Adriaan Brink to provide for:

▪	additional bonus amounts owed to Genesis Consulting in the event consolidated revenues for MSL and MDL exceed $4 million;

▪	relating to the option entitlements and how they are granted under the agreement;

▪	term of the agreement and the notice requirements in the event of a material breach; and

▪	explanation regarding the significance the last sentence of the first paragraph on page 34.

Committee of the Board of Directors, page 35

Comment 51:

Please identify the members of your audit committee. See Item 6.C.3 of Form 20-F.

Response 51:

As instructed, we have revised Item 6.C.3 of the Amended Registration Statement, section “Committee of the Board of Directors”, to indicate that the Company’s Audit Committee is comprised of Albert Barbusci, David Wolk, Linda Lemieux, and Kiyoshi Eguchi.

Employees, page 35

Comment 52:

Please revise to separately quantify the number of employees and the number of consultants.

Response 52:

In accordance with the Commission’s instructions, we have revised the Company’s disclosures to indicate that the Company and its subsidiaries operate with 28 full time employees and 6 consultants under contract.

Share Ownership, page 35

Comment 53:

Please provide the percentage of outstanding shares of each class owned by the shareholders in the table on page 35. See Item 6.E.1 of Form 20-F.

Response 53:

As instructed, we have updated the table on page 35, Item 6.E.1, to include the percentage of outstanding shares of each class owned by the shareholders.

Major Shareholders, page 36

Comment 54:

Please disclose whether any major shareholder has different voting rights, or provide an appropriate negative statement. See Item 7.A. 1(c).

Response 54:

We have updated the Company’s disclosures set forth in Item 7.A. to indicate that there are currently no voting rights arrangements among the Company’s shareholders and directors, nor do any major shareholders have different voting rights.

Related Party Transactions, page 36

Comment 55:

Please describe each related party transaction in more detail. Discuss the nature and extent of each transaction that is material to the company or the related party. For example, disclose the nature of the consulting services provided by Vision 2011 and the material terms of that agreement, including compensation amounts and termination provisions. Provide similar details with respect to each related party transaction.

Response 55:

As instructed, we have amended the Company’s disclosures set forth in Item 7.B. to describe each related party transaction in greater detail, including the nature and extent of each transaction that is material to the Company or the related party.

Comment 56:

Please revise to clarify whether you have paid all costs charged under the related party transactions, or whether you have deferred payment. If any of the related parties have waived payment of the charges, please disclose that fact.

Response 56:

As instructed, we have revised our disclosure to clarify whether the Company has paid all costs charged under the related party transactions, or whether the Company has deferred its payments.

Exhibits, page 53

Comment 57:

Please revise footnote ** to the exhibit index to state that the confidential portions of those exhibits have been omitted and flied separately with the Commission. Refer to Rule 24b-2 under the Exchange Act.

Response 57:

We have revised footnote ** to the exhibit index as instructed.

Financial Statements

Auditors’ Report, page 57

Comment 58:

We note that the auditors’ report does not include a statement that the auditors believe that their audit provides a reasonable basis for their opinion. Please explain to us how the auditors’ report complies with paragraph .08g of SAS 58 and Rule 3200T of PCAOB.

Response 58:

The auditors’ report has been revised, and we have provided an updated Auditor’s Report which includes a statement that the auditors believe that their audit provides a reasonable basis for their opinion.

Consolidated Statements of Operations and Deficit, page 59

Comment 59:

Please, tell us how your presentation of statements of operations complies with the requirements of Rule 5-03 of Regulation S-X including, but not limited to, the gain on settlement of debt.

Response 59:

The Company has reviewed the requirements of Rule 5-03 of Regulation S-X and has made certain reclassifications to its consolidated statements of operations and deficit to present “gain on settlement of debt”, “other income” and “loss on sale of property, plant and equipment” as non-operating expenses and income.

Comment 60:

We note your disclosure on page 14 that you intend to divest yourself of your Cadence Healthcare Communications, Inc, MedEvents Inc, and CPC Econometrics, Inc subsidiaries, and the current reduction in the activities of these subsidiaries as disclosed on pages 22, 24 and 83. Please, tell us how you have considered SFAS 146 and paragraphs 27, 28, 30 and 41-44 of SFAS 144 in preparing your reconciliation of financial statements from Canadian GAAP to US
GAAP.

Response 60:

Management of the Company and the Board of Directors did not approve the planned disposal of Cadence Healthcare Communications, Inc, MedEvents Inc. and CPC Econometrics, Inc., until June 2006. Additionally, the Company did not begin an active program to locate a buyer or take other actions to ready these assets for sale until that time. Therefore, in accordance with SFAS 144, for purposes of the reconciliation from Canadian to US GAAP, these assets are not classified as held for sale as of December 31, 2005 and the operating results are not presented as discontinued operations for the year ended December 31, 2005. The Company has also reviewed and considered the requirements of SFAS 146 in preparing the reconciliation of the financial statement from Canadian GAAP to US GAAP. There is no impact to the Company’s financial statements or to the reconciliation because as of December 31, 2005 the Company had not yet incurred any liability for costs associated with the planned disposal of Cadence Healthcare Communications, Inc., MedEvents Inc., and CPC Econometrics, Inc.

Consolidated Statements of Cash Flows, page 61

Comment 61:

Tell us the accounting literature you relied upon for determining the proper presentation of cash flows from discontinued operations in preparing your reconciliation to US GAAP. Additionally, tell us how you considered the requirements of paragraphs 28 and 29 of SFAS 95 in preparing your reconciliation to US GAAP as it relates to providing a reconciliation net income, rather than net income from continuing operations, to cash flows from operating activities.

Response 61:

The Company has revised footnote 28 to include consolidated cash flow information consistent with the requirements of SFAS 95.

2. Significant Accounting Policies

(e) Deferred development costs, page 63

Comment 62:

We note that you will amortize deferred development costs over the estimated useful life not to exceed three years. With respect to your reconciliation to US GAAP, tell us how you considered paragraph 8 of SFAS 86 that requires amortization on a product-by-product basis, starting when the product is available for general release to customers, based on current and future revenue with an annual minimum equal to the straight-line amortization over the remaining estimated economic life of the product. Also, confirm to us that all software costs incurred prior to the establishment of technological feasibility have been expensed.

Response 62:

At December 31, 2005 deferred development costs related to only one product, Mahjong Mania. Footnote 2(e) has been revised to specifically state that the amortization will be the greater of the straight-line amount or an amount based on the ratio of current to anticipated future revenues. The Company confirms that all software costs incurred prior to the establishment of technological feasibility have expensed.

4. Business Acquisition, page 68

Comment 63:

Tell us whether any value was assigned to intangible assets and liabilities as a result of your acquisition of Mahjong Systems Limited and Mahjong Development Inc. Also, explain to us how you determined that there was not in-process research and development expense in these transactions

Response 63:

There was no value assigned to any intangible assets or liabilities as a result of the acquisition of Mahjong Systems Limited and Mahjong Development Inc. In connection with the acquisition, the Company performed normal due diligence procedures. These procedures included a detail review of the acquired software and also included obtaining a third-party independent valuation. The software review indicated that technological feasibility had occurred consistent with the guidance under paragraph 4 of SFAS 86. The valuation indicated a fair value for the acquired companies of approximately $1, 970,000 to $2,220,000. After allocation of the purchase price to current assets and liabilities, the acquired software was the only other significant long-term or intangible asset acquired (Mahjong had not yet developed any customer base or contractual relationships).

Comment 64:

Tell us how you considered the requirements of Rule 3-05 of Regulation S-X in determining whether it would be necessary to provide audited financial statements of Mahjong Systems Limited and Mahjong Development Inc.

Response 64:

The Company has considered the requirements of Rule 3-05 of Regulation S-X and has determined that audited financial statements of the acquired companies are required. These audited financial statements have been included.

13. Capital Stock

b) Escrowed shares, page 74

Please explain to us the nature of escrow conditions

Response:

As noted, the escrow agreements restrict trading, and shares are released from escrow over a certain agreed lapse of time. There are no other restrictions on these shares. Copies of the escrow agreements dated March 20, 2002 and September 2, 2005 are attached as Exhibits 4.23 and 4.24, respectively, to the Amended Registration Statement, filed on September 20, 2006.

e) Business acquisition, page 74

Comment 65:

Tell us how you determined the fair value of your common shares on the date you acquired Mahjong Systems Limited and Mahjong Development Inc.

Response 65:

The Company based the fair value of the common shares issued in the acquisition on the same value as the cash price the common shares issued in the private placement to third parties completed on April 29, 2005 and described in footnote 13 d). Since the acquisition occurred shortly after the private placement, the Company believes that the price obtained in the private placement was the best estimate of the fair value of the common shares at the date of the acquisition.

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We appreciate your timely consideration of these matters in your review of the filing referenced above. If you or others have any questions or would like additional information, please contact the undersigned at 212-930-9700.

                                                          Very truly yours,

                                                                    Richard A. Friedman

cc: Mr. Albert Barbusci,
Chief Executive Officer